Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

EFFECTIVE DATE
This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the quarter ended September 30, 2010 and incorporates certain information from the prior two fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the quarter ended September 30, 2010. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is November 23, 2010. This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 15).

DESCRIPTION OF BUSINESS
The Company is a renewable energy developer focused on producing clean, renewable geothermal electric power, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure geothermal water or brine and steam from underground geothermal reservoirs. Cooled brine is re-injected into the reservoir where it is reheated to be used again. The result is renewable electric power.

Geothermal power plants use proven turbine technology to produce base load power for utilities and/or industrial consumers, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that require a minimum proportion of renewable power supply. The Company’s view is that the demand for renewable power, as a result of increasing legislative requirements and environmental concern, is strong and will grow, from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as is, for example, wind and solar power).

The geothermal business offers both low revenue risk and low construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, development and construction. The Company and/or its wholly owned US subsidiaries, hold leases on five properties: Blue Mountain, Pumpernickel, Edna and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon (“Crump”).

OVERALL PERFORMANCE
The Company is focused on the continuing development of its Blue Mountain property, increasing power production, revenue and earnings from the plant as rapidly as possible. In addition, the Company wants to develop additional advanced stage projects at Crump and Pumpernickel that may benefit from the American Recovery and Reinvestment Act (“ARRA”). The ARRA presents an opportunity, as long as program requirements are met, for reimbursement of 30% of certain project capital costs if qualifying investments are made by December 31, 2010 and operations are commercial by December 31, 2013. The Company is also aware of potential US legislation extending the time period during which geothermal projects may qualify for 30% grants to the end of 2016. Accordingly, an expansion at Blue Mountain and/or new projects at Crump and/or Pumpernickel may qualify for grants based upon 2010 spending or, if necessary, by meeting revised eligibility requirements, when and if they are available. On October 29, 2009, NGP was granted $1,764,272 for the Crump Geyser Geothermal Project and $1,597,847 for the Black Warrior Geothermal Project from the United States Department of Energy (“DOE”). The DOE funding, combined with funding from NGP, if committed, will be used to conduct confirmation work to further demonstrate the viability of geothermal resources at both projects.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

At Blue Mountain, the Company’s nameplate 49.5 MW (gross), power plant, owned by its subsidiary NGP Blue Mountain I (“NGP I”), has been operating commercially since October 10, 2009. The Company believes the plant is capable of more than nameplate power production, perhaps as much as 56 MW (gross), 45 MW (net). However, without additional drilling, modelling suggests reservoir temperatures will gradually decline and to ensure compliance with its Power Purchase Agreement (“PPA”) with NV Energy (“NVE”), the Company must limit power production. Accordingly, the Company has nominated the 2010 and 2011 PPA supply minimums of 36.1 MW (net) and 35 MW (net) to limit power output reduction to 2.5% per year. In essence, the predicted temperature decline results from injection wells that are too close to production wells to provide time to re-heat recycled brine. The solution is more distributed injection further from the current production wells. Additional injection drilling is in progress so that power production can be maximized.

During the quarter successful work at well 91-15 substantially increased injection rates. Nevertheless, power production averaged 45 MW (gross), 34 MW (net), slightly less than the prior quarter, as a result of a pump failure in July in addition to a lesser degree the anticipated temperature decline. To further develop injection at Blue Mountain, $8.4 million is set aside in a reserve account from the John Hancock/DOE loan. The Company anticipates that with successful drilling, combined with a potential financing to monetize tax benefits and/or a potential second cash grant, NGP I will be able to manage and meet its loan obligations.

The PPA contract does not currently permit higher power nomination, which means that waivers and/or Public Utility Commission (“PUC”) approval may be necessary so that power production may be increased following successful drilling. Further, under the terms of the John Hancock loan the Company is obliged to reduce power production to the PPA minimum each year until it can demonstrate sustainable power production at higher levels. The Company expects to demonstrate higher power production following further drilling and anticipates NVE and its lenders will approve higher power production in the future.

Financing for the Blue Mountain project was provided by Trust Company of the West (“TCW”), a major New York based investment management firm, and John Hancock Life Insurance (“John Hancock”). During the quarter NGP I closed a $98.5 million loan with John Hancock, supported by a Department of Energy (“DOE”) Financial Institutions Partnership Program (“FIPP”) loan guarantee, on September 3, 2010. The John Hancock/DOE loan provided funds for further injection drilling that is anticipated to result in an increase in power production. The FIPP program, supported by the 2009 ARRA, is designed to facilitate long term financing for renewable development projects using commercial technology and applies to up to 80 percent of the loan amount. John Hancock, as Lender for the Blue Mountain geothermal project, made an application to the DOE for a Loan Guarantee under the FIPP. The interest rate per annum under the term facility was fixed at the funding date at the current yield to maturity on the U.S. Treasury securities with a term equal to the average life of the loan plus a spread, and was set at 4.14%.

During September, with earnings to date and partial proceeds of the John Hancock/DOE loan, after paying associated fees and funding reserve accounts for drilling, interest and plant maintenance, NGP I paid the TCW loan down to approximately $85.8 million at the end of the quarter. The Company plans to apply for a second ARRA grant based upon work since the first application and the Company is assessing other financing alternatives such as monetizing some tax benefits.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

The Blue Mountain geothermal power plant experienced an outage commencing on January 16, 2010 and NGP I gave a notice of Force Majeure to NV Energy on January 18th. During the quarter NV Energy challenged the notice, but since the Company does not believe the challenge has merit it does not believe there are potential liabilities under the PPA and, in the unlikely event liabilities are assessed, the Company does not believe they would be material.

During the quarter ended September 30, 2010, while working to close the John Hancock/DOE loan, the Company continued optimizing Blue Mountain with work at well 44-14 which is not yet complete and work at well 91-15 which has increased injection capacity substantially. In addition, the Company continued investigating financing options that may secure an ARRA cash grant for its Crump Geyser and/or Pumpernickel properties and raised approximately $9.5 million by selling approximately 20 million shares at fifty cents per share, each with an attached warrant exercisable to purchase one additional share at 70 cents for a period of three years. Following the quarter end, the Company entered into a Joint Venture Agreement with Ormat Nevada Inc. (“Ormat”) that is intended to secure an ARRA cash grant by beginning production drilling at the Crump property this year and constructing an anticipated 30 MW plant by the end of 2013.

GEOTHERMAL PROPERTY INTERESTS

As at September 30, 2010, the Company’s geothermal property interests were comprised of the following:

1)	Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 4,580 hectares (11,319 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²). Royalty payments comprise approximately 1.2% of revenue, rising to approximately 1.8% by 2020.

On October 10, 2009, the Company declared substantial completion of the power plant at Blue Mountain and began operation. Production was approximately 37 MW (gross), 28 MW (net) for the month of December as drilling and well connection continued. Despite an outage during January, due to incorrect wiring installation, the Company continued field optimization and increased power production to approximately 47 MW (gross), 36 MW (net). The Company is continuing to optimize and increase power production. During the quarter injection testing of well 91-15 proved it is capable of accepting significant amounts of fluid. Monitoring of this injection has shown that 91-15 is one of the better injection wells. Further injection drilling is partially funded by the John Hancock loan.

2)	Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The project is located approximately 48 km (30 miles) east of the town of Winnemucca. A 19 km (12 mile) transmission line would connect the property to the 120kV line at the Kramer Hills substation to the north. The leases include 1,275 hectares (3,151 acres) of land leased under an agreement with Newmont USA Ltd, 1,405 hectares (3,471 acres) leased from BLM, 1,045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases. The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

Previous work on the property dates back to 1974 when Magma Power Company drilled a 920 meter (3,071 ft) hole offsetting the hot springs about 150 metres (492 ft). The temperature on the bottom was reported to have been 135°C (275°F) with the last 90 meters (300 ft) having a thermal gradient of 160°C/km. Resistivity, seismic, gravity and magnetometer surveys have been completed over all the leased land to define specific drill targets. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate a maximum geothermometry of 220°C (428°F). Current drilling targets are expected to be in the 170°C (338°F) range.

Seven thermal gradient wells were completed between 2005 and 2008. Several of these wells revealed temperature gradients higher than 100°C/km outlining a strong thermal anomaly over a large area. The Company has three development size wells recently permitted (68-4, 64-4, and 45-4) on private land.

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified. Water rights to utilize up to 2500 Acre Feet of groundwater, or enough to supply cooling tower water for a 50 MW plant, were granted by the State Engineer from the Nevada Department of Water Resources on October 21, 2010.

A Phase I Transmission Interconnection Study is complete, a next stage facility study has been commissioned, and discussions for PPAs have been initiated with NVE and other power utilities.

3)	Black Warrior Project – Washoe and Churchill Counties – Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal land including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Geophysical surveys and approximately 20 Phillips Petroleum drillholes from the early 1980’s have outlined a large thermal anomaly with gradients over 200°C/km over 26 km² (10 mi²). The Company was awarded approximately $1.6 million matching funding from the US DOE under the ARRA during the year. The program will include an initial sub-soil gas sampling survey. The results of the gas analysis will further refine drill targets. Under the DOE program two slim wells will be drilled to map deep subsurface temperatures and obtain reservoir fluid samples.

4)	Crump Geyser Project – Lake County – Oregon

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totalling 2,916 hectares (7,205 acres) of private land. The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted boiling geothermal water from a shallow underground fracture zone with a temperature of 130°C (266°F) a few days after it was abandoned. A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2) adjacent to the Crump Geyser well. A third party geothermal consulting company reported a 40MW (net) (90% probability) geothermal resource, a most likely resource of 80MW (net), and hot springs geothermometry indicates subsurface reservoir temperatures of 150°C ± 10°C (300°F ± 15°F).

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

To date a review of geochemical and thermal data, structural mapping, and field reconnaissance have identified targets for drilling thermal gradient wells and initial production tests wells. Environmental studies are underway, to support a National Environmental Policy Act (“NEPA”) review by the DOE and determine appropriate actions relating to the development program.. The 2010 work program is partially funded by approximately $1.7 million matching grant from the US DOE under the ARRA. Ten thermal gradient holes and two slim well permits have been approved by the Department of Geology and Mineral Industries (“DOGAMI”). An ultralight aeromagnetic study was flown in March, in a co-operative program with the United States Geological Survey (“USGS”). Shallow seismic reflection work was completed following the quarter end. Three production test well permit applications have been approved and drilling of the first production test well is underway.

On November 1, 2010, the Company announced that it has entered into a letter agreement with Ormat to develop the property, the details of which are more fully discussed elsewhere in this document and in the financial statements.

5)	Edna Mountain Project – Humboldt County - Nevada

The Company acquired federal geothermal leases covering a 12 square mile (7,072 acre) parcel of land on Edna Mountain during the 2010 financial year. It is located a few miles northeast of the Pumpernickel Valley project, two miles south of interstate Highway 80 and nine miles west of the Valmy coal-fired power plant owned by NVE and Idaho Power.

Field exploration and other research indicate a favourable geological and structural setting, significant evidence of past and present hydrothermal activity associated with extensional faulting, and a thermal anomaly indicated in two geothermal prospect wells is significantly larger than previously recognized.

An exploration program has been planned that will include detailed geological mapping, an extended two-metre probe survey, geophysical surveying and thermal gradient drilling. Additionally, a series of slim holes will be drilled to a nominal depth in order to intercept the range front fault and any permeable production zones.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

RESULTS OF OPERATIONS AND FINANCIAL SUMMARY

	Quarter ended September 30, 2010	Quarter ended September 30, 2009	Variance	%
Net power production (MWh)	75,064	-	75,064	-
Revenue	$6,857,017	$-	$6,857,017	-
Gross margin	3,357,544	-	3,357,544	-
Operating profit (loss)	2,364,312	(839,468)	3,203,780	(382%)
Net loss	(4,517,498)	(1,835,587)	(2,681,911)	146%
Net loss per share (basic and diluted)	(0.05)	(0.02)	(0.03)	150%
Total assets	195,457,353	234,233,796	(38,776,443)	(17%)
Total short-term financial liabilities	21,299,865	187,219,418	(165,919,553)	(89%)
Total long-term financial liabilities	142,785,460	6,057,938	136,727,522	2257%
Cash dividends declared per share	-	-	-	-
Cash used in operating activities	(1,922,187)	(64,700)	(1,857,487)	2871%
Cash used in investing activities	(16,772,640)	(15,683,197)	(1,089,443)	7%
Cash from financing activities	24,695,376	15,269,279	9,426,097	62%

The Company generated revenue of $6.9 million during the period under review. The Company started to generate revenue at its Blue Mountain geothermal electricity plant during the quarter ended December 2009, as revenue during the testing phase of the construction project was capitalized. Power production for the quarter averaged approximately 34 MW (net), due to the effect of a pump malfunction that shut down a production well in July. Production was back up to approximately 36 MW (net) during August and September, in line with the supply amount under the Company’s PPA with NVE. Revenue for the quarter includes $1,000,000 received as the cash component of a settlement in respect of an outage at the Blue Mountain plant that lasted from January 16, 2010 to March 5, 2010.

	Quarter ended December 31, 2009	Quarter ended March 31, 2010	Quarter ended June 30, 2010	Quarter ended September 30, 2010
Revenue	$2,644,045	$2,963,744	$6,231,221	$6,857,017
Gross margin	207,770	288,043	3,688,529	3,357,544
Gross margin %	8%	10%	59%	49%
Non-operations revenue (included above)	-	-	-	1,000,000
Depreciation and amortization included in direct cost of energy production	1,423,754	1,647,168	1,832,463	1,780,417
Gross margin % excluding depreciation, amortization and non-operations revenue	62%	65%	89%	71%

Gross margin at the plant, after taking into account amortization, was $3.4 million. Excluding amortization and non-operations revenue, the margin was 71%. The gross margin for the quarter was negatively impacted by the pump malfunction during July, resulting in a reduction of revenue and an increase in repairs and maintenance expenses.

The Company incurred corporate expenses of approximately $1.0 million during the quarter, up from $0.8 million during the comparative quarter of 2009, an increase of $0.2 million or 20%. The increase primarily resulted from legal fees relating to matters such as the settlement of the claim in respect of the January outage and salary costs.

The Net Loss for the quarter amounted to $4.5 million or 5 cents per share, compared to $1.8 million or 2 cents per share in the comparative 2009 quarter, mostly due to an increase in the interest expense of $5.4 million. The interest expense consists of interest on the 14% TCW loan for three months and on the 4.14% John Hancock loan for approximately one month. Interest was capitalized to property, plant and equipment during the comparative quarter. Other expenses for the quarter also included financing expenses of $1.5 million which consisted of a prepayment fee paid in respect of the repayment of the TCW loan on September 3, 2010.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

Cash of $1.9 million was consumed by operating activities during the quarter, compared to $0.7 million in the fourth quarter of 2010. This includes a $1.5 million loan prepayment fee for TCW, as well as increased spending on repairs and maintenance (~$950 K) as a result of the July pump malfunction.

Cash of $16.8 million was invested during the quarter, primarily to fund a number of reserve accounts for the John Hancock loan that have been classified as restricted cash for accounting purposes. The most significant of these are a Drilling Expenditure account of $8.4 million, to be used to fund the Company’s current drilling program at Blue Mountain, and a Debt Service reserve account of $5.4 million, which is required to have a minimum balance equal to the next two payments due on the John Hancock loan. The Company also paid $1.4 million for the acquisition and construction of property, plant and equipment, primarily to further develop and optimize the well field.

As at June 30, 2010, the Company was not in compliance with all the terms of the TCW loan, and accordingly the balance was classified as a short-term liability. During the quarter under review, the Company and TCW entered into an Amended and Restated Note Purchase Agreement in respect of the TCW loan. As at September 30, 2010, the Company was in compliance with the terms of the TCW loan, and the long-term portion of the loan is therefore disclosed under long-term liabilities, together with the long-term portion of the John Hancock loan. 80% of the balance of the John Hancock loan is guaranteed by the DOE. The present value of the reduction in interest payments ($10.3 million) resulting from the government guarantee has been recognized as government assistance, and has been applied to property, plant and equipment.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net Loss	Net Loss per share (Basic and fully diluted)
Quarter ended
September 2010	$6,857,017	$4,517,498	$0.05
June 2010	6,231,221	3,679,944	0.04
March 2010	2,963,744	5,664,233	0.06
December 2009	2,644,045	6,801,687	0.07
September 2009	Nil	1,835,587	0.02
June 2009	Nil	1,362,539	0.01
March 2009	Nil	476,277	0.00
December 2008	Nil	649,538	0.01

Prior to start up of the Blue Mountain power plant, the Company’s net loss arose primarily from the activities of its corporate head office. The Blue Mountain power plant began operating during the quarter ended December 2009. The quarter ended March 2010 was negatively affected by the electrical plant outage. The quarter ended September 2010 includes a portion of the settlement in respect of the electrical incident, but was also negatively affected by the pump malfunction mentioned above. Accordingly, observable trends in the quarterly information presented may not be meaningful.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

TRANSACTIONS WITH RELATED PARTIES

As at September 30 2010, a total of $25,065 (2009 - $110,611) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the three months ended September 30, 2010 and 2009, the following were paid to or accrued for directors, officers, former officers and companies controlled by directors of the Company:

	Quarter ended September 30, 2010	Quarter ended September 30, 2009
Director fees	$18,675	$17,315
Consulting, including financing success fee	549,788	62,008

Consulting costs for 2010 primarily resulted from success fees paid to a director of the Company in connection with successfully arranging the Company’s John Hancock loan.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2010, the Company has provided, as operating security, $3.8 million in letters of credit to NVE under the revised terms of the 20-year PPA. NVE letters of credit are cash collateralized by deposits at Bank of the West, a US bank.

Following the PPA Commercial Operation Date (“COD”), on November 20, 2009, the Company has an obligation to pay NVE its replacement power cost, if above the PPA price, for any shortfall in the supply of power and/or Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event, such as the January electrical failure, or an NVE emergency. On September 13, 2010, NVE challenged the Company’s force majeure claim relating to the January electrical failure. The Company does not believe it has any liability since it believes the challenge is without merit. The amount of any potential liability will be limited to a shortfall in Portfolio Energy Credits (“PCs”) delivered, since the replacement cost of power is currently below the PPA price, and will depend on the number of PCs generated during the balance of the calendar year and the cost to NVE to replace the PCs.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. On November 1, 2010, the Company announced it has entered into a letter agreement under which the Company and Ormat will enter into a joint venture agreement to develop the Crump Geyser project, as more fully discussed in the financial statements and elsewhere in this document.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company made the following changes to its accounting policies during the quarter ended September 30, 2010:

1)	CICA handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements and section 1602, Non-controlling interests

The abovementioned sections were released in January 2009 and adopted by the Company during the current reporting period. The adoption of the new standards results in a number of changes to the treatment of acquisitions, notably the measurement of non-controlling interests at fair value by the parent group, the requirement to expense acquisition costs, and the accounting for contingent consideration as a financial liability, measured at fair value. The effect of the new standard on the Company will depend on the circumstances of future business combinations, if any.

2)	CICA handbook section 3855, Financial Instruments

In June 2009, the CICA amended Section 3855, Financial Instruments - Recognition and Measurement, to clarify the application of the effective interest method after a debt instrument has been impaired. This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment was adopted during the period under review, but did not affect the Company’s financial statements.

3)	EIC 175, Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; requires, in situations where a vendor does not have vendor-specific objective evidence or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; eliminates the use of the residual method and requires an entity to allocate revenue using the relative selling price method; and requires expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The adoption of EIC 175 did not affect the Company’s financial statements for the period ended September 30, 2010.

International Financial Reporting Standards

The Company will be adopting International Financial Reporting Standards (“IFRS”) for financial years beginning on or after January 1, 2011, with its first annual report under IFRS for the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases. The date of transition to IFRS is the beginning of the first year of comparative information that will be presented in the Company’s first set of IFRS financial statements, and the date at which the opening balance sheet will be prepared, namely June 30, 2010.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

The Company has made significant progress with its IFRS implementation plan, and is on track to complete IFRS adoption by the required dates.

The Company’s progress with its IFRS conversion plan is summarized below:

1)	Project team and training:

The project team is in place, and training is continuing.

2)	Accounting policies:

The Company has completed its analysis of significant differences between IFRS and Canadian GAAP, and has identified a number of key differences between IFRS and Canadian GAAP, some of which are expected to materially impact the financial statements prepared under IFRS.

The most important of these differences are:

The criteria for the recognition and measurement of geothermal property interests:

IFRS do not provide specific guidance on the treatment of geothermal property interests and the Company is therefore required to develop its own accounting policy for geothermal property interests using the guidance in the Framework for the Preparation and Presentation of Financial Statements. Also, a consistent policy choice has not yet emerged under geothermal companies already reporting under IFRS in other parts of the world, and the International Accounting Standards Board’s (“IASB”) research project on extractive industries does not provide any clarity yet. The Company is in the process of formulating an appropriate accounting policy and obtaining audit committee approval for the choice. The Company anticipates that a significant part of the carrying amount of geothermal property interests, including amounts that have been transferred to wellfield, will not meet the recognition criteria under its IFRS accounting policy, and it is anticipated that the final amounts recognized will be more in line with the numbers currently presented under US GAAP than under Canadian GAAP.

The measurement of the asset retirement obligations:

IFRS includes constructive obligations in the measurement of asset retirement obligations, whereas Canadian GAAP limits the liability to obligations arising from law or contract. In addition, the discount rate used is different.

Property, plant and equipment:

The Company’s Blue Mountain geothermal power plant was brought into use during the year under review. The Company has ensured that the componentization and depreciation of its plant and equipment under Canadian GAAP has been set up in such a way as to ensure compliance with IFRS too. There are some remaining differences between the Canadian GAAP numbers and IFRS numbers, notably major spare parts that are not currently depreciated under Canadian GAAP will be under IFRS. Some additional differences may arise due to the treatment of items such as repairs and maintenance.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

The measurement of share-based payment expenses:

IFRS 2, Share-based payment, requires that an estimate of the percentage of options expected to vest be made at the date of award, and that this estimate be updated when it changes. Under Canadian GAAP, the Company has elected to recognize the effect of forfeitures as they occur. There is an exemption available in IFRS 1, First-time Adoption of International Reporting Standards, for options not vested by the date of transition to IFRS, and there are not many unvested options as at June 30, 2010, so this difference is not expected to have a material effect on the Company’s financial statements.

Impairment testing:

Under IFRS, impairment is assessed based on the higher of fair value less costs to sell and value in use, with no separate trigger based on undiscounted cash flows. It is thus possible that impairment tests prepared under IFRS could result in an impairment, where none was required under Canadian GAAP.

IFRS 1, First-time Adoption of International Financial Reporting Standards, contains a number of accounting choices that can be made when converting, such as exemptions from full retrospective application for certain standards. The Company will finalize its selection of the exemptions it plans to use during the coming year.

The Company continues to monitor the development of standards by the IASB, and the effect this might have on its conversion process.

3)	Financial statement preparation:

Financial statements prepared under IFRS contain significant additional disclosures not currently required under Canadian GAAP. The Company will determine the extent of disclosure required in its first set of IFRS financial statements during the coming year, and will commence preparation of the accounting policies. The Company will also ensure that the systems are in place to collect the information required.

The Company also plans to complete the opening balance sheet, and prepare the comparative numbers that will be required for the 2011 financial year in its first set of IFRS financial statements during the coming year.

4)	Information technology and internal controls:

The Company is continuing to monitor the possible changes required to IT systems and systems of internal control.

5)	Business impacts:

The adoption of IFRS will affect the business activities of the Company, such as its planning and budgeting activities and debt covenants. The impact on debt covenants is expected to be minor, but the Company will continue to monitor the impact on future agreements, if any, and will attempt to deal with potential issues proactively.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

With the adoption of IFRS, there will be no requirement to present a US GAAP reconciliation in the annual financial statements. In addition, only one year of comparative income statement information is required in the first set of IFRS financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, long-term payables, long-term liabilities, lease obligations and the cash settled option. The long-term liabilities, lease obligations and long-term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the NVE letters of credit, and funding reserve accounts for the John Hancock loan the Company holds a large investment in certificates of deposit at Bank of the West, an A+ / A-1 (S&P) rated western US bank and a money market fund at Wilmington Trust Co, a BBB-/A-3 (S&P) rated US bank.

Long-term liabilities are initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 8 of the interim financial statements for the quarter ended September 30, 2010 for more information. During September the Company closed a non-brokered private placement for 20,700,000 units consisting of one common share and one share purchase warrant at a price of CAD 0.50 per unit to raise gross proceeds of CAD 10,350,000. Each unit consists of one common share and one transferable three year share purchase warrant, entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70. As of the date of this report, the Company had 116,296,504 common shares, 8,227,500 stock options and 26,200,000 warrants outstanding with various exercise prices, terms and exercise dates.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 151,724,004 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Mr. Paul Mitchell to provide Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

At September 30, 2010 the Company had $12.5 million in cash and equivalents on hand, and working capital of $4.7 million.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

On September 3, 2010, NGP I closed a $98.5 million 20 year loan with John Hancock, guaranteed by the US Department of Energy under the FIPP. The John Hancock loan interest rate is fixed at 4.14% per annum and, from the proceeds, $8.4 million is set aside to fund additional drilling at Blue Mountain that should result in higher power production. Following the quarter end the Company entered into a joint venture agreement at its Crump Geyser property with Ormat. Under the agreement Ormat will pay the Company $2.5 million over a three year period, and fund development costs. Corporate costs, which exclude the Blue Mountain project expenditures, are approximately $1 million per quarter. Since the Company’s projects at Blue Mountain and Crump should not require significant further funding from the parent the Company feels its cash position provides adequate funding for near term expenditures.

During the quarter, $78.1 million was repaid on the TCW loan and the NGP I entered into a Consent and Waiver agreement with TCW, rectifying the previous non-compliance with certain loan terms. Accordingly, the TCW loan is re-classified long term on the balance sheet as at September 30, 2010. The TCW loan matures November 30, 2023 and NGP I paid the TCW loan down to approximately $85.8 million during the quarter

The Company is assessing a small financing to monetize Blue Mountain tax benefits, and its eligibility for a second ARRA cash grant. In addition, with the $8.4 million set aside from the John Hancock loan proceeds, the Company anticipates drilling successful injection wells that will result in higher Blue Mountain power production, potentially fully utilizing the available plant capacity. Since NGP I is permitted to defer 6% of the 14% interest owed TCW, higher power production is anticipated, and a small financing and/or cash grant, if available, would permit further repayment of the TCW loan, the Company believes NGP I should be able to manage its cash obligations to lenders at power production rates as low as 33 MW, assuming no unusual costs.

To fully meet TCW covenant requirements NGP I must generate at least 40 MW (net), so the Blue Mountain project remains dependent upon successful drilling and additional financing. The Company will not receive cash, beyond a payment for services provided, from the Blue Mountain project, until NGP I meets the contracted cash flow coverage ratio and the TCW loan balance meets a scheduled target balance, beginning at $70 million. Therefore, the Company is dependent upon its available cash and its ability to raise additional funds to support continuing operations and to develop its other properties. The Company has been awarded cash grants that match its investments at Crump and Black Warrior up to approximately $1.7 and $1.6 million respectively, and the Company believes it has secured the funds necessary to develop the Crump Geyser property as a result of the recent Joint Venture agreement with Ormat.

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

In the short term, management believes the primary risks to the Company relate to its ability to increase Blue Mountain power production and raise additional funds with which to partially repay the TCW loan. Both affect the ability to manage compliance with loan covenants. The cost of resource development (drilling) to increase power production and the availability of funds with which to repay the TCW loan further remain uncertain and the Blue Mountain project is dependent upon successfully drilling injection wells that facilitate higher power production, and raising additional funds from sources such as a financing to monetize tax benefits and/or an additional cash grant. In addition, to increase power production NGP I is further dependent upon lender approval and a PPA modification allowing it to nominate higher power supply.

Unsuccessful drilling, and/or unavailable tax monetization financing and/or a second grant, and/or failure to negotiate a PPA modification may result in a default under the terms of a loan agreement. In the event of a default, lenders may elect to call the loan and execute upon the security, which would result in a material adverse effect on the Company, including delay or indefinite postponement of further exploration and development of the Blue Mountain project with the possible loss of such assets.

Under the letter agreement between the Company and Ormat relating to a proposed joint venture for the development of the Crump project Ormat will finance 100% of the initial development activities on the project. After the initial development expenses financed by Ormat are expended, the parties will each be responsible for financing their 50% share of costs, although the Company can borrow under a bridge financing facility from Ormat for all or part of the Company's share of costs up to $15 million. Ormat has the right to withdraw from the project if drilling is unsuccessful. In this event Ormat’s 50% interest in the project reverts to the Company, and the unpaid portion of the $2.5 million payment to the Company is no longer due. There will however not be any reimbursement to Ormat in respect of their expenditures on the project. If drilling costs exceed $45 million and/or construction funding is unavailable when needed, the Company’s 50% interest at its Crump Geyser project is diluted, although the Company’s interest in the project is protected by a 20% floor and the right to repurchase its interest (to a maximum of 50%) from proceeds of permanent project financing when Commercial Operation begins.

In August 2009, the Company began supplying power to NVE under the PPA. By October it was supplying approximately 20 MW (net) and during November 2009 the Company declared Commercial Operation, committing to an average supply amount of 36.1 MW. By March 31, 2010 the Company had increased power output to approximately this level. However, from January 16, 2010 to March 5, 2010 the Company was unable to produce power at the contracted supply amount, and declared Force Majeure, as a result of incorrect electrical cable installation. Under the PPA, the Company is liable for the replacement cost of energy if energy delivered falls below a contracted minimum, which is 92.5% of the supply amount for the year ending December 31, 2010. Since the cost of alternative power to NVE is below the price paid to the Company, no liability for “non delivery of power” is anticipated. The Company is also liable for replacement cost of Portfolio Energy Credits (“PCs”), a form of Renewable Energy Credit, if the number of PCs supplied falls below a contracted minimum. The Company anticipates a small shortfall in the delivery of contracted PCs as a result of the electrical incident. During the quarter NVE challenged the Company’s Force Majeure claim and, while the Company believes the challenge has no merit, it may affect the amount of a potential PC liability. The amount of any potential liability will depend on the number of PCs generated during the balance of the calendar year and the cost to NVE to replace the PCs.

The Blue Mountain PPA provided that the Company may nominate higher power production until November 20, 2010. Since the Company has not yet demonstrated sustainable power production above the PPA minimum, despite higher plant capacity, lenders are not permitting higher nomination under the PPA nor higher power production. Waivers and/or PUC approval may be necessary so that power production may be increased once further drilling is complete, engineering reports support higher sustainable power production and lender approval has been received. In the meantime, the Company has nominated 35 MW, the 2011 PPA minimum power supply, for next year.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

In the future, there is no certainty the Company will meet the requirements of the PPA, and in the event that the Company is unable to fulfill the requirements, and if NVE will not agree to amend the terms of the PPA, then the Company could be liable for additional NVE power purchase costs (above the PPA price) and additional costs of replacement PCs. Also, there is some risk that NVE would elect to terminate the PPA.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favourable tax incentives with respect to production tax credits and investment tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations. While the Company has sufficient funds for near term expenditures, in the future the Company may not be able to raise or generate sufficient funds to pay general and administrative expenses and fund project development. While it has been successful to date, there is no assurance that the Company will be successful in the future.

As a result of cash collateralizing the NVE letters of credit and funding reserve accounts the Company holds large investments with Bank of the West, an A+/A-1 (S&P) rated Western US bank (approximately $4.8 million), and Wilmington Trust Co, a BBB-/A-3 (S&P) rated US bank (approximately $15.7 million). The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any material impediment to its interest in these properties.

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date - and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2010	Form 51-102F1

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the interim financial statements for the quarter ended September 30, 2010, the 2010 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.